Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter and Fiscal Year 2025 Financial Results

SHANGHAI, China, March 5, 2026 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights:

•	Average daily active users (DAUs) were 113.0 million, an increase of 10% year over year.

•	Average daily time spent per active user were 107 minutes, an increase of 8% year over year.

•

Total net revenues were RMB8.32 billion (US$1,189.9 million), an increase of 8% year over year. Advertising revenues, a key driver of total net revenues, were RMB3.04 billion (US$435.0 million), an increase of 27% year over year.

•	Gross profit was RMB3.08 billion (US$440.6 million), an increase of 11% year over year. Gross profit margin was 37.0%, improving from 36.1% in the same period of 2024.

•	Net profit was RMB513.9 million (US$73.5 million), an increase of 478% year over year. Net profit margin was 6.2%, improving from 1.1% in the same period of 2024.

•	Adjusted net profit[1] was RMB878.4 million (US$125.6 million), an increase of 94% year over year. Adjusted net profit margin[1] was 10.6%, improving from 5.8% in the same period of 2024.

Fiscal Year 2025 Highlights:

•

Total net revenues were RMB30.35 billion (US$4,339.7 million), an increase of 13% year over year. Advertising revenues, a key driver of total net revenues, were RMB10.06 billion (US$1,438.3 million), an increase of 23% year over year.

•	Gross profit was RMB11.11 billion (US$1,589.3 million), an increase of 27% year over year. Gross profit margin was 36.6%, improving from 32.7% in 2024.

•	Net profit was RMB1.19 billion (US$170.3 million), compared with a net loss of RMB1.36 billion in 2024. Net profit margin was 3.9%, compared with a net loss margin of 5.1% in 2024.

•

Adjusted net profit[1] was RMB2.59 billion (US$370.0 million), compared with an adjusted net loss of RMB39.0 million in 2024. Adjusted net profit margin[1] was 8.5%, compared with an adjusted net loss margin of 0.1% in 2024.

“2025 was a landmark year for Bilibili, marked by resurgent community growth and our first full year of GAAP profitability,” said Rui Chen, Chairman and Chief Executive Officer of Bilibili. “Our user metrics strengthened across the board, highlighted by four consecutive quarters of accelerating year-over-year DAU growth. In the fourth quarter, our DAUs reached 113 million, up 10% year over year, while monthly active users reached 366 million, up 8% year over year. Throughout the year, we continued to sharpen our commercial execution and unlock the inherent value of our community, resulting in record monthly paying users and accelerating advertising revenues. In a world flooded with ‘fast-food’ content, Bilibili’s long-standing commitment to quality is setting us apart and earning the trust of a loyal and growing user base. As we step into 2026, an era where AI is reshaping content creation, community experiences and commercial efficiency, we are confident in our ability to seize these opportunities and drive our next chapter of sustainable growth.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “Our strong financial execution and growth throughout the year culminated in our first full year of GAAP profitability. In the fourth quarter, total net revenues grew 8% year over year to RMB8.32 billion, with advertising revenues accelerating by 27% year over year. As our monetization efficiency improved, we maintained disciplined cost control, further enhancing our operating leverage. In the fourth quarter, we nearly doubled our adjusted net profit year over year and achieved a 10.6% adjusted net profit margin. With stronger earnings and a solid balance sheet, we are entering 2026 with greater flexibility. We will continue to allocate capital thoughtfully to support our future growth and deliver long-term value.”

Fourth Quarter 2025 Financial Results

Total net revenues. Total net revenues were RMB8.32 billion (US$1,189.9 million), representing an increase of 8% from the same period of 2024.

Value-added services (VAS). Revenues from VAS were RMB3.26 billion (US$466.4 million), representing an increase of 6% from the same period of 2024, mainly attributable to increased revenues from premium memberships and other value-added services.

Advertising. Revenues from advertising were RMB3.04 billion (US$435.0 million), representing an increase of 27% from the same period of 2024, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.54 billion (US$220.3 million), representing a decrease of 14% from the same period of 2024, mainly attributable to the high prior-year period comparison following the launch of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB477.2 million (US$68.2 million), representing an increase of 3% from the same period of 2024.

Cost of revenues. Cost of revenues was RMB5.24 billion (US$749.3 million), representing an increase of 6% from the same period of 2024. Revenue-sharing costs, a key component of cost of revenues, were RMB3.42 billion (US$488.8 million), representing an increase of 8% from the same period of 2024.

Gross profit. Gross profit was RMB3.08 billion (US$440.6 million), representing an increase of 11% from the same period of 2024, mainly attributable to growth in total net revenues and relatively stable platform operation costs as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.58 billion (US$368.6 million), representing a decrease of 3% from the same period of 2024.

Sales and marketing expenses. Sales and marketing expenses were RMB1.13 billion (US$161.3 million), representing a decrease of 9% from the same period of 2024. The decrease was attributable to lower marketing expenses for mobile games.

General and administrative expenses. General and administrative expenses were RMB528.1 million (US$75.5 million), representing an increase of 4% from the same period in 2024.

Research and development expenses. Research and development expenses were RMB921.1 million (US$131.7 million), remaining stable compared with the same period of 2024.

Profit from operations. Profit from operations was RMB503.9 million (US$72.1 million), an increase of 299% from the same period of 2024.

Adjusted profit from operations1. Adjusted profit from operations was RMB838.2 million (US$119.9 million), representing an increase of 81% from the same period of 2024.

Total other income/(expenses), net. Total other income was RMB4.0 million (US$0.6 million), compared with total other expenses of RMB61.0 million in the same period of 2024.

Income tax benefit. Income tax benefit was RMB6.0 million (US$0.9 million), compared with RMB23.5 million in the same period of 2024.

Net profit. Net profit was RMB513.9 million (US$73.5 million), representing an increase of 478% from the same period of 2024.

Adjusted net profit1. Adjusted net profit was RMB878.4 million (US$125.6 million), representing an increase of 94% from the same period of 2024.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB1.23 (US$0.18) and RMB1.14 (US$0.16), respectively, compared with RMB0.22 and RMB0.21 in the same period of 2024. Adjusted basic and diluted earnings per share were RMB2.10 (US$0.30) and RMB1.94 (US$0.28), respectively, compared with RMB1.08 and RMB1.07 in the same period of 2024.

Net cash provided by operating activities. Net cash provided by operating activities was RMB1.84 billion (US$263.1 million), compared with RMB1.40 billion in the same period of 2024.

Fiscal 2025 Financial Results

Total net revenues. Total net revenues were RMB30.35 billion (US$4.34 billion), representing an increase of 13% from 2024.

Value-added services (VAS). Revenues from VAS were RMB11.93 billion (US$1.71 billion), representing an increase of 8% from 2024, mainly attributable to increased revenues from other value-added services and premium memberships.

Advertising. Revenues from advertising were RMB10.06 billion (US$1.44 billion), representing an increase of 23% from 2024, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB6.39 billion (US$914.4 million), representing an increase of 14% from 2024, primarily driven by the full-year contribution of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia, in 2025, and the launch of its in-house developed game, Escape from Duckov, in the fourth quarter of 2025.

IP derivatives and others. Revenues from IP derivatives and others were RMB1.97 billion (US$281.2 million), representing a decrease of 3% from 2024.

Cost of revenues. Cost of revenues was RMB19.23 billion (US$2.75 billion), representing an increase of 7% from 2024. Revenue-sharing costs, a key component of cost of revenues, were RMB12.09 billion (US$1.73 billion), representing an increase of 12% from 2024.

Gross profit. Gross profit was RMB11.11 billion (US$1.59 billion), representing an increase of 27% from 2024, mainly attributable to growth in total net revenues and relatively stable platform operation costs as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB9.99 billion (US$1.43 billion), representing a decrease of 1% from 2024.

Sales and marketing expenses. Sales and marketing expenses were RMB4.39 billion (US$628.3 million), remaining stable compared with 2024.

General and administrative expenses. General and administrative expenses were RMB2.06 billion (US$294.9 million), representing an increase of 2% from 2024.

Research and development expenses. Research and development expenses were RMB3.53 billion (US$505.3 million), representing a decrease of 4% from 2024.

Profit/(loss) from operations. Profit from operations was RMB1.12 billion (US$160.8 million), compared with a loss from operations of RMB1.34 billion in 2024.

Adjusted profit/(loss) from operations1. Adjusted profit from operations was RMB2.44 billion (US$349.2 million), compared with an adjusted loss from operations of RMB60.8 million in 2024.

Total other income/(expenses), net. Total other income was RMB83.6 million (US$12.0 million), compared with total other expenses of RMB56.2 million in 2024.

Income tax expense/(benefit). Income tax expense was RMB17.1 million (US$2.5 million), compared with an income tax benefit of RMB36.5 million in 2024.

Net profit/(loss). Net profit was RMB1.19 billion (US$170.3 million), compared with a net loss of RMB1.36 billion in 2024.

Adjusted net profit/(loss)1. Adjusted net profit was RMB2.59 billion (US$370.0 million), compared with an adjusted net loss of RMB39.0 million in 2024.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB2.85 (US$0.41) and RMB2.74 (US$0.39), respectively, compared with basic and diluted net loss per share of RMB3.23 each in 2024. Adjusted basic and diluted earnings per share were RMB6.18 (US$0.88) and RMB5.88 (US$0.84), respectively, compared with adjusted basic and diluted loss per share of RMB0.05 each in 2024.

Net cash provided by operating activities. Net cash provided by operating activities was RMB7.15 billion (US$1,022.0 million), compared with RMB6.01 billion in 2024.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2025, the Company had cash and cash equivalents, time deposits and short-term investments of RMB24.15 billion (US$3.45 billion).

Share Repurchase Program

Pursuant to the Company’s two-year US$200 million share repurchase program, which was approved by the Board of Directors in November 2024, a total of 0.6 million of the Company’s listed securities were repurchased for a total cost of US$14.7 million, in the fourth quarter of 2025. As of December 31, 2025, the Company had repurchased a total of 7.0 million of its listed securities for a total cost of US$131.2 million.

[1]

Adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) margin and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures,” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 5, 2026 (8:00 PM Beijing/Hong Kong Time on March 5, 2026). Details for the conference call are as follows:

Event Title: Bilibili Inc. Fourth Quarter and Fiscal Year 2025 Earnings Conference Call

Registration Link: https://edge.media-server.com/mmc/p/a8f754d3

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) margin, adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit/(loss) margin by dividing the adjusted net profit/(loss) by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net profit/(loss), cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	3,083,071	3,022,526	3,261,824	10,999,137	11,928,286
Advertising	2,388,673	2,569,930	3,041,977	8,189,175	10,058,430
Mobile games	1,797,537	1,510,739	1,540,411	5,610,323	6,394,638
IP derivatives and others	464,880	582,266	477,155	2,032,890	1,966,412

Total net revenues	7,734,161	7,685,461	8,321,367	26,831,525	30,347,766
Cost of revenues	(4,945,945)	(4,867,533)	(5,240,127)	(18,057,562)	(19,233,654)
Gross profit	2,788,216	2,817,928	3,081,240	8,773,963	11,114,112
Operating expenses:
Sales and marketing expenses	(1,236,593)	(1,050,774)	(1,128,169)	(4,401,655)	(4,394,107)
General and administrative expenses	(505,861)	(508,669)	(528,128)	(2,031,063)	(2,062,066)
Research and development expenses	(919,321)	(904,537)	(921,060)	(3,685,214)	(3,533,488)

Total operating expenses	(2,661,775)	(2,463,980)	(2,577,357)	(10,117,932)	(9,989,661)

Profit/(loss) from operations	126,441	353,948	503,883	(1,343,969)	1,124,451
Other (expenses)/income:
Investment loss, net (including impairments)	(283,191)	(70,336)	(52,874)	(470,081)	(242,288)
Interest income	110,150	122,526	113,509	434,980	431,847
Interest expense	(19,986)	(42,135)	(40,360)	(89,193)	(150,572)
Exchange gains/(losses)	10,529	(21,683)	(35,120)	(68,715)	(80,172)
Debt extinguishment loss	(17,649)	—	—	(38,629)	(2)
Others, net	139,107	112,321	18,856	175,412	124,822

Total other (expenses)/income, net	(61,040)	100,693	4,011	(56,226)	83,635

Profit/(loss) before income tax	65,401	454,641	507,894	(1,400,195)	1,208,086
Income tax benefit/(expense)	23,533	14,760	6,040	36,544	(17,145)

Net profit/(loss)	88,934	469,401	513,934	(1,363,651)	1,190,941
Net loss/(profit) attributable to noncontrolling interests	1,026	829	(533)	16,851	2,590

Net profit/(loss) attributable to the Bilibili Inc.’s shareholders	89,960	470,230	513,401	(1,346,800)	1,193,531
Net profit/(loss) per share, basic	0.22	1.13	1.23	(3.23)	2.85
Net profit/(loss) per ADS, basic	0.22	1.13	1.23	(3.23)	2.85
Net profit/(loss) per share, diluted	0.21	1.05	1.14	(3.23)	2.74
Net profit/(loss) per ADS, diluted	0.21	1.05	1.14	(3.23)	2.74
Weighted average number of ordinary shares, basic	417,829,038	417,467,814	418,687,963	416,470,256	418,913,625
Weighted average number of ADS, basic	417,829,038	417,467,814	418,687,963	416,470,256	418,913,625
Weighted average number of ordinary shares, diluted	424,208,294	454,956,127	457,602,895	416,470,256	444,026,799
Weighted average number of ADS, diluted	424,208,294	454,956,127	457,602,895	416,470,256	444,026,799

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Condensed Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	25,350	27,418	26,956	84,178	104,684
Sales and marketing expenses	18,524	19,277	21,111	60,460	76,605
General and administrative expenses	137,513	141,341	138,327	568,194	561,330
Research and development expenses	113,649	109,225	111,268	403,380	427,916

Total	295,036	297,261	297,662	1,116,212	1,170,535

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2024	December 31, 2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	12,183,538
Time deposits	3,588,475	5,522,327
Restricted cash	50,000	50,800
Accounts receivable, net	1,226,875	1,268,219
Prepayments and other current assets	1,934,788	2,077,999
Short-term investments	2,706,535	6,447,197

Total current assets	19,756,055	27,550,080

Non-current assets:
Property and equipment, net	589,227	695,105
Production cost, net	1,851,207	1,599,896
Intangible assets, net	3,201,012	3,109,603
Goodwill	2,725,130	2,818,125
Long-term investments, net	3,911,592	4,761,653
Other long-term assets	664,277	633,301

Total non-current assets	12,942,445	13,617,683

Total assets	32,698,500	41,167,763

Liabilities
Current liabilities:
Accounts payable	4,801,416	5,497,415
Salary and welfare payables	1,599,482	1,710,322
Taxes payable	428,932	405,887
Short-term loan and current portion of long-term debt	1,571,836	4,860,846
Deferred revenue	3,802,307	4,661,863
Accrued liabilities and other payables	2,558,830	3,190,679

Total current liabilities	14,762,803	20,327,012
Non-current liabilities:
Long-term debt	3,264,153	4,775,871
Other long-term liabilities	567,631	516,317

Total non-current liabilities	3,831,784	5,292,188

Total liabilities	18,594,587	25,619,200

Total Bilibili Inc.’s shareholders’ equity	14,108,397	15,573,282
Noncontrolling interests	(4,484)	(24,719)

Total shareholders’ equity	14,103,913	15,548,563

Total liabilities and shareholders’ equity	32,698,500	41,167,763

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Net cash provided by operating activities	1,400,988	2,016,188	1,839,560	6,014,854	7,147,108

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Profit/(loss) from operations	126,441	353,948	503,883	(1,343,969)	1,124,451
Add:
Share-based compensation expenses	295,036	297,261	297,662	1,116,212	1,170,535
Amortization expense related to intangible assets acquired through business acquisitions	41,581	36,657	36,657	166,909	146,698

Adjusted profit/(loss) from operations	463,058	687,866	838,202	(60,848)	2,441,684

Net profit/(loss)	88,934	469,401	513,934	(1,363,651)	1,190,941
Add:
Share-based compensation expenses	295,036	297,261	297,662	1,116,212	1,170,535
Amortization expense related to intangible assets acquired through business acquisitions	41,581	36,657	36,657	166,909	146,698
Income tax related to intangible assets acquired through business acquisitions	(5,358)	(4,131)	(4,131)	(21,578)	(16,534)
Loss/(Gain) on fair value change in investments in publicly traded companies	14,177	(12,894)	34,280	24,524	95,896
Loss on repurchase of convertible senior notes	17,649	—	—	38,629	2

Adjusted net profit/(loss)	452,019	786,294	878,402	(38,955)	2,587,538

Net profit/(loss) margin	1.1%	6.1%	6.2%	(5.1%)	3.9%

Adjusted net profit/(loss) margin	5.8%	10.2%	10.6%	(0.1%)	8.5%

Net loss/(profit) attributable to noncontrolling interests	1,026	829	(533)	16,851	2,590

Adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders	453,045	787,123	877,869	(22,104)	2,590,128

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	RMB	RMB	RMB	RMB	RMB
Adjusted net profit/(loss) per share, basic	1.08	1.89	2.10	(0.05)	6.18
Adjusted net profit/(loss) per ADS, basic	1.08	1.89	2.10	(0.05)	6.18
Adjusted net profit/(loss) per share, diluted	1.07	1.75	1.94	(0.05)	5.88
Adjusted net profit/(loss) per ADS, diluted	1.07	1.75	1.94	(0.05)	5.88
Weighted average number of ordinary shares, basic	417,829,038	417,467,814	418,687,963	416,470,256	418,913,625
Weighted average number of ADS, basic	417,829,038	417,467,814	418,687,963	416,470,256	418,913,625
Weighted average number of ordinary shares, diluted	424,208,294	454,956,127	457,602,895	416,470,256	444,026,799
Weighted average number of ADS, diluted	424,208,294	454,956,127	457,602,895	416,470,256	444,026,799